Exhibit 99.6

OTHER SUPPLEMENTARY INFORMATION

1.	List of directors and officers at October 28, 2009:

(a) Directors:

Lukas H. Lundin, Chairman William A. Rand, Lead Director Philip J. Wright Colin K. Benner Brian D. Edgar Dale C. Peniuk David F. Mullen Donald K. Charter John H. Craig Tony O’Reilly Jnr.

(b) Officers:

Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer
João Carrêlo, Executive Vice President and Chief Operating Officer
Marie Inkster, Chief Financial Officer

Neil O’Brien, Senior Vice President, Exploration and Business Development
Paul Conibear, Senior Vice President, Corporate Development
Peter Nicoll, Vice President Health, Safety, Environment and Community
Mikael Schauman, Vice President, Marketing
Josephine McCabe, Vice President, Human Resources

Jinhee Magie, Vice President, Finance
Sandy Kansky, Corporate Secretary

2.	Financial Information

The report for the fourth quarter 2009 will be published on or before February 26, 2009.

3.	Other information

Address (Head office):	Address (UK office):
Lundin Mining Corporation	Lundin Mining – UK
Suite 1500 – 150 King Street West	70 Oathall Road
P.O. Box 38	West Sussex
Toronto, ON M5H 1J9	RH16 3EL
Canada	United Kingdom
Telephone: +1 416 342 5560	Telephone: +44 1 444 411 900
Fax: +1 416 348 0303	Fax: +44 1 444 456 901

Website: www.lundinmining.com.
The corporate number of the Company is 306723-8.

For further information, please contact:
Sophia Shane, Investor Relations, North America, +1-604-689-7842, sophias@namdo.com
Josh Crumb, Director of Corporate Development, Toronto: +1-416-342-5565, joshua.crumb@lundinmining.com
Robert Eriksson, Investor Relations, Sweden: +46 8 545 015 50, robert.eriksson@vostoknafta.com
Marie Inkster, Chief Financial Officer: +1-416-342-5560, marie.inkster@lundinmining.com